**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C.  20549**

**SCHEDULE 14A INFORMATION**
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Check the appropriate box:
**[X]   Preliminary Proxy Statement**
[  ]    Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[  ]    Definitive Proxy Statement

**Viropro, Inc.**
(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):
**[X]   No fee required**
[  ]    Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    1) Title of each class of securities to which transaction applies: None

    2) Aggregate number of securities to which transaction applies: None

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
      -$0- no fee is payable pursuant to Rule 0-11(c) (ii)

    4) Proposed maximum aggregate value of transaction: n/a

    5) Total fee paid: $-0-

[  ] Fee paid previously with preliminary materials.
[  ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

    1) Amount Previously Paid: n/a
    2) Form, Schedule or Registration Statement No.: n/a
    3) Filing Party: n/a
    4) Date Filed: n/a

**VIROPRO, INC.**
300, Avenue des Sommets, Suite 1806
Verdun, Qc, Canada, H3E 2B7


**Ce document a du être rédigé en anglais pour répondre aux exigences de la Security Exchange Commission étant donné que le titre de Viropro Inc. est listé sur le marché américain. Nous sommes désolés des inconvénients que ceci pourrait vous causer.**
*This document was produced in English to comply with the Security and Exchange Commission requirements as the securities of Viropro Inc are traded on a US exchange. We apologize for any inconvenience.*

**NOTICE OF EXTRAORDINARY MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 24, 2009**

Dear Shareholders:

You are cordially invited to attend the extraordinary meeting of shareholders on April 24, 2009, 11:00 AM, local time, at 300, Avenue des Sommets, (Ile des Soeurs), Verdun, Qc, Canada, H3E 2B7


The purpose of this meeting is

1.  To update shareholders on business activities;
2.  To approve the amendment to our restated certificate of incorporation;
3.  To discuss and vote on the change of control  and:

«Such other business as may properly come before the extraordinary meeting, or any adjournment thereof»

The Board of Directors has fixed the close of business on April 24, 2009 as the record time for determining which stockholders are entitled to notice of, and to vote at, this meeting, or any adjournment thereof.

**WHETHER OR NOT YOU EXPECT TO ATTEND THE EXTRAORDINARY MEETING, YOU ARE URGED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT TO THE SCRUTATOR BY FAX AT 514-543-3431 or BY MAIL AT THE FOLLOWING ADDRESS:**


Scrutator, Viropro
300, avenue des Sommets
Bureau 1806
Verdun, Qc,
H3E 2B7


By Order of the Board of Directors,

Serge Beausoleil
President & Chief Executive Officer
Verdun (Quebec) Canada
February 12, 2009.

**TABLE OF CONTENTS**

**VIROPRO, INC.**
300 Avenue des Sommets, Suite 1806
Verdun, Qc, Canada, H3E 2B7

This proxy statement is being furnished to you in connection with the solicitation by the Board of Directors of proxies for use at this extraordinary meeting of shareholders scheduled for April 24, 2009, at 300, Avenue des Sommets, Ile des Soeurs, Verdun, Qc, Canada, H3E 2B7, at 11:00 AM local time, and any adjournment thereof. This proxy statement and the accompanying proxy form are first being mailed to stockholders on or about March 16, 2009.

---

**Questions and Answers (Q & A) about the Extraordinary Meeting**

Q: WHAT IS THIS EXTRAORDINARY MEETING?

The purpose of this extraordinary meeting is

1. To update shareholders on business activities;
2. To approve the amendment to our restated certificate of incorporation;
3. To discuss and vote on the change of control;

And

«Such other business as may properly come before the extraordinary meeting or any adjournment thereof»

Q:  WHY AM I RECEIVING THIS PROXY STATEMENT AND PROXY FORM?

A:  You are receiving this proxy statement and the enclosed proxy form because the Board of Directors is soliciting your proxy to vote your shares of common stock at the extraordinary meeting. To assist you in your decision-making process, this proxy statement contains pertinent information about us, the extraordinary meeting and the proposal to be considered.

Q: WHEN AND WHERE WILL THE EXTRAORDINARY MEETING BE HELD?

A:  The extraordinary meeting of stockholders will be held at 300, Avenue des Sommets, Ile des Soeurs, Verdun, Montreal, Qc, Canada,  H3E 2B7,  on April 24, 2009, at 11:00 AM, local time.

Q: WHO IS ENTITLED TO NOTICE OF AND TO VOTE AT THE EXTRAORDINARY MEETING?

A:  All shareholders of record at the close of business on March 24, 2009 are entitled to notice of, and to vote at the extraordinary meeting. Each share of our common stock entitles its holder to one vote on each matter properly submitted to stockholders. On or about the record date, there were approximately 43,367,660 outstanding shares of our common stock, held by a total of an estimated of 800 stockholders.

Q: HOW DO I VOTE?

A:  By properly completing, signing and returning the enclosed proxy form, your shares will be voted as directed. If no directions are specified on your properly signed and returned proxy form, your shares will be voted for the proposal set forth below, and with regard to any additional matters that come before the extraordinary meeting, in the discretion of the persons named as proxies. If you are a registered shareholder, that is, if you hold your shares of stock in certificate form, and you attend the meeting, you may either mail in your completed proxy form or deliver it to us in person. If you hold your shares of stock in "street name;" that is, if you hold your shares of stock through a broker or other nominee, and you wish to vote in person at the meeting, you will need to obtain a proxy form from the institution holding your stock.

Q:  WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY FORM?

A: It means that you have multiple accounts at the transfer agent and/or with stockbrokers. Please sign and return all proxy forms to ensure that all of your shares are voted.

Q:  CAN I CHANGE MY VOTE AFTER I RETURN MY PROXY FORM?

A:  Yes. Even after submitting your proxy form, you can revoke it and/or change your vote prior to the extraordinary meeting. To revoke or change your vote prior to the extraordinary meeting, simply (i) file a written notice of revocation with our secretary, (ii) send us a duly executed proxy form bearing a later date than the prior one submitted or (iii) attend the extraordinary meeting and vote in person.  Please note, however, that while the giving of a proxy does not affect your right to vote in person at the extraordinary meeting, attendance alone will not revoke a previously granted proxy.

Q:  WHAT IS A "QUORUM"?

A:  The holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum. If you submit a properly executed proxy form, even if you abstain from voting, you will be considered part of the quorum. Shares represented by broker "non-votes" will also be considered part of the quorum.

Q:  WHAT VOTE IS REQUIRED TO APPROVE THE PROPOSAL?

   1 – APPROVING THE AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION
        (Item number 1 on the Proxy form)

Introduction

On January 15, 2009, the Board of Directors of the Company approved an amendment to our Restated Certificate of Incorporation increasing the authorized capital stock of the Company to 1,000,000,000.

The stockholders are being asked to approve this proposed amendment. The shares of the Company's common stock, including the additional shares proposed for authorization, do not have pre-emptive or similar rights. If approved by the stockholders, Article 4 of the Company's Restated Certificate of Incorporation would be amended to provide as follows:

The amount of the total authorized capital stock of this corporation is 1,000,000,000 common shares, with a par value of $.001 per share. Such shares are non-assessable.

### Description of the Common Stock

Except as to certain matters discussed below or as proscribed by applicable law, the holders of shares of the capital stock of the Company vote together as a single class. The holders of our capital stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Prior to filing the proposed Certificate of Amendment which will increase our authorized capital stock to 1,000,000,000 shares if approved by the shareholders, we were authorized to issue up to 100,000,000 shares of capital stock, consisting of common stock.  As of December 31, 2008 there are 43,367,660 shares of common stock outstanding.

The holders of common stock: (i) have equal rateable rights to dividends from funds legally available if and when declared by our Board of Directors after all accrued but unpaid dividends have been paid to the holders of the outstanding capital stock ranking senior to the common stock as to dividends; (ii) are
entitled to share rateably in all of our assets available for distribution to the holders of common stock upon liquidation, dissolution or winding up of our affairs; and (iii) do not have pre-emptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights.

### Principal Reason for Increasing the Number of Authorized Shares of Common Stock

On December 31 2008, the Company signed a Letter Of Intent with Biologics Process Development for an investment of 1,180,000 USD through the purchase of 84,000,000 million common shares (see press release dated February 6, 2009). Such investment will put the total number of shares outstanding at a 127,367,660 based on the number of shares outstanding at the time of the signature. Failure to increase the number of Authorized Shares of Common Stock would prevent the Company from meeting its obligations under said L.O.I.

Given the current market price of the stock, Management proposes to increase the authorized number of shares to 1 billion.

### Vote Required

The affirmative vote of the holders of a majority of our outstanding capital stock is required to amend our Restated Certificate of Incorporation.

### Recommendation of the Board of Directors


## THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT

2 – DISCUSS AND VOTE ON THE CHANGE OF CONTROL
(Item number 2 on the Proxy form)

Upon shareholder and regulatory approval of Biologics Process Development Inc. of San Diego ("BPD") investment in the Company, a controlling shareholder will emerge. It is BPD's intent to participate in the company's management and business development and it is expected that BPD will name directors on the Board. This offer was reported in a press release issued on February 6, 2009.

Reasons for Intas'involvement.

On April 26, 2007, a Memorandum of Understanding (MoU) was signed with Intas Biopharmaceuticals Ltd. (IBPL) for the production of an undisclosed high value therapeutic product.

On September 21, 2007, the Final Collaborative Research, Development and Licence Agreement related to the abovementioned Intas'MoU has been signed. Purpose of the agreement was to bring multiple sub-licensing agreements around the world, generating licensing fees and royalties.

On December 31 2008, Intas Biopharmaceuticals Limited through its wholly owned subsidiary Biologics Process Development Inc. ("BPD"), signed a Letter Of Intent for an initial investment of USD 1.18 million to acquire controlling rights of Viropro Inc.

The strategic decision of acquiring controlling stake in the Company has been taken by IBPL to offer technical expertise and accessibility to North American clients. The complementary technical strengths of both companies, Viropro and BPD, position them well to serve the common business objective of providing a 'Clone-to-Clinic' service to global biopharmaceutical industry.

BPD is developing footprint in the North American market through signing license deals for bio-generic products thereby developing high-end research capabilities. The R&D expertise of Viropro coupled with business strategy of BPD provides opportunities to offer superior Contract Research and Manufacturing Services to clients in the region. Indeed, Viropro has a powerful expression technology geared towards the high-level expression of complicated biological molecules such as monoclonal antibodies.

This agreement means that Viropro, together with BPD and IBPL, now has the financial and scientific support to lead product development to completion and to the market.

About Biological Process Development, Inc.:
BPD, located in Poway, CA, has been providing contract laboratory services to the biotechnology and biopharmaceutical industries for more than decade.  The range of services includes molecular biology, cell culture, fermentation, protein purification, frozen storage, contract manufacturing, process scale-up and consulting services. BPD has an impressive list of clients that range from university laboratories to well-known biotechnology and biopharmaceutical companies. www.biologicspd.com

About Intas Biopharmaceuticals Limited:
Intas Biopharmaceuticals Limited is a fully integrated biopharmaceutical company based out of Ahmedabad, Gujarat, India. Since launch of biotechnology operations in May 2000, Research & Development (R&D) and Manufacturing of Biopharmaceutical products with a special focus on Oncology (Cancer) are the major thrust areas for the company. Intas Biopharmaceuticals is India's first and only biopharmaceutical company to receive European Union -Good Manufacturing Practice (EU-GMP) certification for its manufacturing facility. www.intasbiopharma.co.in

Properly executed proxy forms marked "ABSTAIN" and broker "non-votes" will not be voted. Accordingly, abstentions and broker "non-votes" are tantamount to negative votes.

### Recommendation of the Board of Directors

## THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE CHANGE OF CONTROL

Q:  WHAT ARE THE BOARD OF DIRECTORS' RECOMMENDATIONS?

A:  The Board of Directors recommends that you vote for the actual Directors to decide about the 2 items above mentioned namely:

- In favour of the increase in the Company's outstanding number of shares;
- In favour of the change of control.

Unless otherwise instructed, the shares of stock represented by your signed and returned proxy form will be voted in accordance with the recommendations of the Board of Directors. With respect to other matters that may properly come before the extraordinary meeting, the proxy holder(s) will vote in accordance with the Board of Directors' recommendations or, if no recommendation is given, at their discretion.

Q:  WHO IS PAYING THE COST FOR THIS PROXY SOLICITATION AND HOW IS THE SOLICITATION PROCESS BEING CONDUCTED?

We will pay the costs associated with this proxy solicitation. We do not anticipate that such costs will exceed those normally associated with similar proxy solicitations. We will also, upon request, reimburse brokers, banks and similar organizations for reasonable out-of-pocket expenses incurred in forwarding these proxy materials to clients.

In addition to soliciting of proxies through the mail, our directors and employees may solicit proxies in person, by telephone or other electronic means. None of our directors or employees will receive additional compensation for any such efforts.

Q:  DO I HAVE DISSENTER'S RIGHTS?

A:  No. The action proposed to be taken at the extraordinary meeting does not entitle dissenting stockholders to any appraisal rights under the Nevada Revised Statutes.

Q:  HOW DO I OBTAIN MORE INFORMATION ABOUT THE COMPANY?

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC at (800)-SEC-0330 for further information.  Copies of this material may also be obtained from the SEC's web site at www.sec.gov, or from the OTCBB web site www.otcbb.com under ticker symbol VPRO, or by contacting the company at (514) 731-8776, or by writing to 300, Avenue des Sommets, Suite 1806, Verdun, Qc, Canada, H3E 2B7.  The Company's web site is www.viropro.com.

## Security Ownership of Certain Beneficial Owners & Management

The following table sets forth, as of October 31, 2008, information regarding the beneficial ownership of our common stock based upon the most recent information available to us for (i) each person known by us to own beneficially more than five (5%) percent of our outstanding common stock, and (ii) each of our directors. Each stockholder's address is c/o the Company, 1806-300 Avenue des Sommets, Verdun, QC (Quebec) Canada H3B 2E7.

| Name | Number of Shares owned | | % Owned | |
| | Debentures not converted | Debentures converted | Debentures not converted | Debentures converted |
|---|---|---|---|---|
| Serge Beausoleil | 0 | 4,845,000 | 0 | 6.1 |
| Claude Gingras | 0 | 600,000 | 0 | 0.8 |
| Emilio Binavince | 100,000 | 100,000 | 0.3 | 0.1 |

OTHER MATTERS

The Board of Directors does not know of any matter, other than the proposal described above that may be presented for action at the extraordinary meeting. If any other matter or proposal should be presented and should properly come before the meeting for action, the persons named in the accompanying proxy will vote upon such matter or proposal in accordance with their best judgment.

ANNUAL AND QUARTERLY REPORTS

All stockholders of record as of the record date can access the Company's (i) Financial Statements and Plan of Operations as disclosed in the Annual Report on Form 10-KSB/A for the year ended November 30, 2007 and prior, and (ii) Quarterly Statements and Result of Operations as disclosed in the Report on Form 10-QSB/A for the quarters ended February 28, May 31st, and August 31st, 2008 at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC at (800)-SEC-0330 for further information.  Copies of this material may also be obtained from the SEC's web site at www.sec.gov, or from the OTCBB web site www.otcbb.com under ticker symbol VPRO or by contacting us at (514) 731-8776 or by writing to us at 1806-300 Avenue des Sommets, Verdun, QC H3E 2B7 Canada.  The Company's web site is www.viropro.com.

## Update on the Company.

At the time new management assumed interim  control of the Company back in January 2008, it has been the focus of the management team to find the financial support necessary to lead the science to maturity.

Indeed, a first financing of 993 500$ was completed back in June and since then, numerous efforts have been made to find the remaining 1,000,000$. Although many companies showed interest, cash was required in the short term and Intas, through Biologics Process Development Inc., its subsidiary, has agreed to purchase a controlling interest by way of a private placement of 1,180,000 USD.

BPD will thus hold a controlling interest in the Company and it is expected it will request involvement in the management of the company. This will be addressed after approval and completion of the financing.

Intas Biopharmaceuticals had signed a Collaborative Research, Development and License Agreement back in September 2007 with Viropro.

Given the BPD's involvement, the Company intends to update its business plan over the next few months.

The Company's website is updated frequently and investors should refer to it regularly (www.viropro.com). Viropro 2008 Annual Report (form 10KSB) is scheduled to be filed on February 28, 2009.

**Appendix A**


**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF VIROPRO, INC.**


**Proxy – Extraordinary Meeting of Stockholders**


April 24, 2009

The undersigned, a holder of common stock of VIROPRO, INC., a Nevada corporation (the "Company"), does hereby appoint Serge Beausoleil, the true and lawful attorney and proxy with full power of substitution, for and in the name, place and stead of the undersigned, to vote all of the shares of common stock or preferred stock of the Company that the undersigned would be entitled to vote if personally present at the Extraordinary Meeting of Stockholders of the Company to be held at 11:00 AM, local time, April 24, 2009, at 300 Avenue des Sommets, Ile des Soeurs, Verdun, (Quebec), Canada, H3E 2B7, and any adjournment thereof.


**This proxy will be voted in accordance with any directions given herein.**

1- To approve the increase in the number of shares outstanding;
    FOR [___]        ABSTAIN  [___]

2- To approve the change of control.
    FOR [___]        AGAINST [___]        ABSTAIN  [___]


NOTE: **Your signature should appear the same as your name appears hereon**. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which you are signing. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer.


Signature:_____        Date: _____

Print Name:_____

Signature:_____        Date: _____

Print name:_____


**THIS PROXY MUST BE RETURNED TO:**
**Scrutator**
By Fax:    514 543 3431
By Mail:    300 Avenue des Sommets Suite 1806, Verdun, Montréal QC H3E 2B7